News Release
B2Gold Reports Second Quarter 2012 Financial Results

Vancouver, August 14, 2012 –B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) reports its results from its operations for the second quarter ended June 30, 2012. All dollar figures are in United States dollars unless otherwise indicated.

2012 Second Quarter Results Highlights

  Gold production of 36,803 ounces, exceeding first quarter production of 34,602 ounces and in line with budgeted guidance
  Record throughput at La Libertad Mine, Nicaragua of 5,563 tonnes per day, exceeding the budget of 5,491 tonnes per day
  Gold recoveries at both La Libertad and Limon Mines averaged over 91%, exceeding budget
  Adjusted net earnings (1) of $21.2 million ($0.06 per share)
  Consolidated operating cash cost of $583 per ounce of gold, approximately 4% lower than budget of $609 per ounce of gold
  Cash flow from operations of $27.8 million ($0.07 per share)
  Gold revenue of $57.3 million
  Gold sales of 35,860 ounces
  Cash and cash equivalents of $77.3 million at quarter end

Financial Results

B2Gold reported adjusted net earnings (1) for the quarter, of $21.2 million ($0.06 per share) compared to $21.6 million ($0.06 per share) in the same period of 2011. Adjusted net income in the second quarter of 2012 was calculated by excluding a non-cash deferred income tax expense of $2.4 million ($6.3 million in 2011), non-cash share-based compensation expense of $6.9 million ($0.7 million in 2011) and foreign exchange gains of $0.1 million ($0.3 million gain in 2011).

Cash flow from operating activities for the second quarter of 2012 was $27.8 million ($0.07 per share), compared to $27.1 million ($0.07 per share) in the first quarter of 2012 and $28.8 million ($0.09 per share) in the second quarter of 2011. The Company remains debt-free and in a strong financial position with $77.3 million in cash as at June 30, 2012. Based on current projections, the Company expects will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position.

For the second quarter of 2012, the Company generated (GAAP) net income of $11.9 million ($0.03 per share) compared to $15.0 million ($0.05 per share) in the equivalent period of 2011.

(1)	Adjusted earnings is a non GAAP measure and consists of net earnings, adjusted to exclude deferred income taxes, stock based compensation and foreign exchange gain/losses.

Gold Revenue

Gold revenue for the second quarter of 2012 was $57.3 million on sales of 35,860 ounces at an average price of $1,599 per ounce compared to $54.5 million on sales of 36,030 ounces at an average price of $1,513 per ounce in the 2011 second quarter. Gold revenue increased by approximately 5% compared to the corresponding quarter in 2011, due to higher realized prices for gold.

In the second quarter, La Libertad Mine accounted for $40.1 million of gold revenue from the sale of 25,020 ounces while $17.3 million was contributed by the Limon Mine from the sale of 10,840 ounces.

Liquidity and Capital Resources

The Company ended the second quarter of 2012 with cash and cash equivalents of $77.3 million compared to cash and cash equivalents of $97.7 million at March 31, 2012 and $78.9 million at June 30, 2011. Working capital at June 30, 2012 was $110.7 million compared to working capital of $118.2 million at March 31, 2012 and $95.8 million at June 30, 2011. Cash and cash equivalents decreased in the second quarter compared to the previous quarter, mostly due to a change in working capital between the quarters of negative $11.3 million (as current liabilities decreased by $8.1 million in the quarter), an investment of approximately $5 million in Calibre Mining (“Calibre”) and resource property expenditures of $35.4 million, offsetting cash generated from the Libertad and Limon Mines.

B2Gold has no debt and no gold hedging. The Company expects that it will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position. The Company also has $25 million available for draw down under the Revolving Credit Facility with Macquarie Bank Limited.

Operations

The Company’s consolidated gold production during the second quarter of 2012 was 36,803 ounces at an operating cash cost of $583 per ounce compared to 36,760 ounces produced over the same period last year at an operating cash cost of $507 per ounce (and to budget of 37,502 ounces at an operating cash cost of $609 per ounce).

B2Gold maintains its production and cost guidance for 2012 and is forecasting another record year for gold production in 2012. Consolidated production from La Libertad and Limon Mines is estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 primarily due to a temporary higher strip ratio at La Libertad in 2012 and higher consumables and power costs.

Cash operating costs are expected to improve and production to increase in 2013 and 2014 from 2012 budgeted costs due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013.

Cash from mining operations for the six months to June 30, 2012 was $74.2 million, exceeding first half 2012 guidance by $3.2 million and will continue to improve (at current market prices) in subsequent quarters as production increases. It is expected that cash from mining operations for 2012 will exceed original projections of approximately $140 million (using a $1,550 per ounce gold price). Cash from mining operations, based on an average price of $1,550 per ounce of gold, is projected at $170 million in 2013 and $200 million in 2014.

La Libertad Mine, Nicaragua (B2Gold 100%)

La Libertad open pit Mine continued to perform well in the second quarter producing 25,135 ounces of gold at an operating cash cost of $505 per ounce and a total cash cost of $489 per ounce from 506,203 tonnes of ore milled at an average grade of 1.69 grams per tonne (“g/t”). This compares to the budget of 25,161 ounces at an operating cash cost of $558 per ounce. La Libertad Mine operating cash costs were $53 per ounce below budget mainly due to less waste mined than budgeted during the period.

Total cash costs for La Libertad are lower than operating cash costs due to the Nicaraguan tax administration accepting La Libertad’s request to treat ad-valorem taxes (a 3% production tax) paid by La Libertad as direct credits against corporate income tax due, rather than as a deductible expense in computing its corporate income tax. Prior to the acceptance of this request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a minimum income tax prepayment. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

Gold production in the second quarter was slightly lower than budget mainly due to a slightly lower gold grade of 1.69 g/t versus budget of 1.73 g/t mostly offset by higher tonnage of 506,203 tonnes, a quarterly through put record, versus budget of 499,722 tonnes. Recoveries in the quarter of 91.5% also exceed budget of 90.4% . The higher gold recovery was mostly due to gaining experience in blending ores from the various pits. The mill throughput rate in the second quarter averaged 5,563 tonnes per day, slightly better than the budget for the period of 5,491 tonnes per day. The slightly lower grade than budget was primarily due to mining less ore than planned from the Jabali area.

Gold production from Libertad continues to improve with record production in the month of July of 9,684 ounces of gold. Gold production from Libertad is expected to increase quarter over quarter in 2012 as higher grade ore from the new Santa Maria pit enters the mine plan as well as resuming production of higher grade ore from Jabali in the fourth quarter.

La Libertad Mine is forecast to produce approximately 102,000 to 110,000 ounces of gold in 2012 at an operating cash cost of approximately $550 to $575 per ounce. Cash from mine operations at La Libertad Mine is projected at approximately $100 million (at $1,550 per ounce gold price).

The Company has budgeted capital costs at La Libertad in 2012, totaling approximately $27.7 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit and to access future ore by enlarging existing pits and completing a tailings pond expansion.

The 2012 budget for the development and feasibility of the Jabali deposit has been reduced by $2.9 million to approximately $21 million. This budget is funding the construction of a private haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socioeconomic programs. The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012. With the commencement of hard rock mining at Jabali in late 2012, subject to a final mine plan and permit, we are projecting La Libertad annual gold production to increase to 135,000 ounces in 2013 and to increase further in future years.

At Jabali, the Company plans to expend $5.3 million (an increase of $1.3 million from the initial amount budgeted) to drill 5,500 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

An additional $3 million has been budgeted in 2012 to fund further drilling to explore the 20 km long Libertad gold belt. Further drill results will be released during the year.

Limon Mine, Nicaragua (B2Gold 95%)

The Limon open pit and underground Mine continued to perform well in the second quarter producing 11,668 ounces of gold at an operating cash cost of $752 per ounce and a total cash cost of $843 per ounce from 96,932 tonnes of ore milled at an average grade of 4.11 g/t at a processed gold recovery of 91.2%, compared to budget of 12,341 ounces at an operating cash cost of $711 per ounce. The higher than budgeted cash cost per ounce was mostly due to lower throughput than planned, which was the result of more mill downtime taken than what was planned to replace one of the grinding mill motors during the period.

Gold production from Limon to date in the third quarter 2012 continues to improve with July being the best month of production year to date in 2012. Similarly to the Libertad mine, Limon production is budgeted to increase in subsequent quarters in 2012 and cash operating costs are expected to decrease from those in the first two quarters.

The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012 at an operating cash cost of approximately $700 to $725 per ounce of gold. Cash from mine operations at Limon is projected at approximately $40 million (at $1,550 per ounce gold price).

The Company is undertaking capital expenditures at the Limon Mine in 2012 expected to total approximately $21.3 million. The majority of this capital expenditure is funding a major underground mine development program and capacity expansion of the tailings pond. The underground development work is accessing deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

Exploration continues on the Limon property with two drill rigs exploring both near surface and underground targets with the goal of increasing the current five year mine life and testing higher grade targets.

The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property. The Company’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

Health, Safety, Environmental and Corporate Social Responsibility

B2Gold continues to provide extensive support for Nicaragua Community Programs and Initiatives.

At El Limon in the second quarter, the Company completed its commitment for construction of a new preschool and continued with its program to pave roads within El Limon and Santa Pancha. Other projects included training of volunteer emergency response teams, flood control work, visits from government commissions and outlying communities to show the advances in mine practices and infrastructure. B2Gold maintains a monthly dialogue table with various communities which have greatly aided the Company’s communication and mutual understanding.

La Libertad roadwork and worker housing projects continued, the corporate social responsibility group successfully aided in the development of two small businesses (a bakery and a veterinary clinic) and donated an ambulance to the community. There are a number of ongoing initiatives such as rural youth training, support to a technical training centre and improvements to infrastructure for a center for Pipitos (for challenged children). La Libertad Mine now supports a multilevel dialogue table to improve drinking water in La Libertad.

At Santo Domingo, a nursery is now in operation for plants and reforestation projects. Work continues with improvements of local schools and computer facilities, and a study is under way to establish a wildlife reserve. Foundation work has started for the new municipal centre.

In Managua, B2Gold has a new project partner, Compañeros, (a Canadian non-profit group) and a new project to benefit 220 houses with improved sewage services. The medical centre in association with the foundation Juan Pablo II is advancing well.

B2Gold is proud of its contribution to Nicaragua, improving quality of life in the communities that the Company operates in.

Development Projects

Otjikoto Property, Namibia

(B2Gold 92% / EVI Gold 8%)

B2Gold has a 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto gold project. Feasibility work includes metallurgical drilling and test work, power studies, geohydrology, mine planning, engineering design, cost estimating and environmental and social studies. Based on current assumptions the Company expects to commence construction in early 2013 and commercial production at Otjikoto in early 2015 with average annual gold production in excess of 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx Gold Corp. in September 2011.

B2Gold Namibia's experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold's existing cash position, cash from operations and strong financing capability and a management team with significant mine development and operating experience.

A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto gold project. Regional exploration work will also be conducted on the surrounding area. The Company’s exploration team believes there is significant exploration upside at the Otjikoto gold project.

Gramalote Property, Colombia

(B2Gold 49% / AngloGold Ashanti Limited (“AngloGold”) 51%)

B2Gold and AngloGold are funding pro rata a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%) for the Gramalote property, located 80 kilometres northeast of Medellin in Central Colombia. This budget will fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. Each joint venture partner will fund their share of expenditures pro rata. A prefeasibility study is scheduled to be completed in in the third quarter of 2012 and a final feasibility study is scheduled to be completed in the fourth quarter of 2013.

The Company believes the Gramalote project has the potential to become a large scale open pit gold mine with production projected to commence in 2016 (subject to completion of a feasibility study and financing).

Investment in Calibre Mining

On May 2, 2012, B2Gold invested Cdn $5 million to acquire 20 million shares of Calibre at a price of Cdn $0.25 per share plus one-half of one share purchase warrant. Each whole warrant entitles the Company to acquire one common share of Calibre at a price of Cdn $0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, B2Gold owned approximately 10.6% of the issued and outstanding shares of Calibre.

Acquisition of Trebol and Pavon Properties in Nicaragua

B2Gold has completed the acquisition of a 100% interest in the Trebol and El Pavon gold properties in Nicaragua from two wholly-owned subsidiaries of Radius Gold Corp. (“Radius”) and issued to Radius as consideration 4,815,894 common shares of the Company. In addition, the Company has entered into an agreement to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces determined to exist on the Trebol property as publicly announced by the Company.

The Company and Radius have also entered into a joint venture agreement on a 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua, with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

As part of the transaction, the Company and Radius have terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Pedro exploration properties.

Exploration

In addition to the exploration programs mentioned above, the Company is undertaking further exploration programs on the Trebol and El Pavon properties, the Radius Gold joint venture property and the Calibre Mining joint venture property in Nicaragua and the Cebollati property in Uruguay.

B2Gold and Calibre recently announced final phase I drill results at the Primavera Gold and Copper Porphyry joint venture project. A 10,000 metre phase II drilling program at Primavera began in mid-June.

In total, B2Gold's combined 2012 exploration budgets is approximately $36.1 million used to fund approximately 69,000 metres of drilling. Further exploration results will be released as they become available.

Outlook

In conclusion, given our proven technical team, strong operational and financial performance, financing capability and high quality development and exploration projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 450,000 ounces per year by 2016. In addition, the Company will continue to pursue accretive acquisitions and carry out our aggressive exploration programs.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the first quarter results on Tuesday, August 14, 2012 at 11:00 am PST / 2:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 877-240-9772 prior to the scheduled start time. A playback version of the call will be available for one week after the call by dialing at 905-694-9451 or toll free 800-408-3053 (pass code: 9118807). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the six	For the six
	months	months	months	months
	ended	ended	ended	ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Gold revenue	$57,330	$54,498	$121,203	$107,999

Cost of sales

Production costs	(20,751)	(18,188)	(43,087)	(38,728)
Depreciation and depletion	(7,436)	(6,485)	(14,054)	(12,529)
Royalties and production taxes (Note 8)	(666)	(2,881)	(3,881)	(5,620)

Total cost of sales	(28,853)	(27,554)	(61,022)	(56,877)

Gross profit	28,477	26,944	60,181	51,122

General and administrative	(4,726)	(3,653)	(9,079)	(9,258)
Share-based payments (Note 6)	(6,939)	(662)	(10,803)	(1,232)
Accretion of mine restoration provisions	(447)	(256)	(893)	(554)
Foreign exchange gains	112	344	544	1,166
Other	(1,389)	240	(1,717)	671

Operating income	15,088	22,957	38,233	41,915

Community relations	(1,258)	(562)	(2,159)	(1,140)
Derivative gains – net	126	-	126	-
Interest and financing costs	(65)	(62)	(65)	(482)
Other	65	(53)	167	410

Income before withholding and other taxes	13,956	22,280	36,302	40,703

Current income and withholding taxes (Note 8)	389	(964)	(4,677)	(1,879)
Deferred income tax	(2,408)	(6,300)	(5,142)	(12,397)

Net income for the period	$11,937	$15,016	$26,483	$26,427

Attributable to:
Shareholders of the Company	$11,937	$15,016	$26,483	$26,427
Non-controlling interests	-	-	-	-

Net income for the period	$11,937	$15,016	$26,483	$26,427

Earnings per share (attributable to shareholders of the Company)
Basic	$0.03	$0.05	$0.07	$0.08
Diluted	$0.03	$0.05	$0.07	$0.08

Weighted average number of common shares outstanding (in thousands)
Basic	382,167	334,724	380,923	334,930
Diluted	388,883	341,587	388,371	341,374

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months	months	months	months
	ended	ended	ended	ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating activities

Net income for the period	$11,937	$15,016	$26,483	$26,427
Mine restoration provisions settled	(1,253)	(289)	(2,893)	(531)
Non-cash charges (credits)
Depreciation and depletion	7,436	6,485	14,054	12,529
Share-based payments	6,939	662	10,803	1,232
Deferred income tax expense	2,408	6,300	5,142	12,397
Accretion of mine restoration provisions	447	256	893	554
Unrealized derivative gains	(326)	-	(326)	-
Amortization of deferred financing costs	-	-	-	358
Other	203	403	701	632

Cash provided by operating activities before changes in non-cash working capital	27,791	28,833	54,857	53,598

Changes in non-cash working capital	(11,330)	(4,265)	(13,089)	(2,903)

Cash provided by operating activities after changes in non-cash working capital	16,461	24,568	41,768	50,695

Financing activities
Common shares issued for cash (Note 6)	3,588	4,114	7,213	4,985
Interest & commitment fees paid	-	(63)	(64)	(174)
Repayment of related party loans	(9)	-	(9)	-

Cash provided by (used by) financing activities	3,579	4,051	7,140	4,811

Investing activities
Purchase of long-term investment (Note 5)	(5,068)	-	(5,068)	-
Libertad Mine, development & sustaining capital	(10,257)	(10,118)	(17,365)	(17,873)
Libertad Mine, Jabali development	(3,138)	-	(4,653)	-
Libertad, exploration	(2,214)	(2,803)	(4,674)	(4,048)
Limon Mine, development & sustaining capital	(3,621)	(7,052)	(11,442)	(11,412)
Limon, exploration	(1,313)	(843)	(2,438)	(1,602)
Otjikoto, exploration and development	(5,131)	-	(12,243)	-
Gramalote, exploration and development	(5,205)	(2,824)	(8,844)	(6,201)
Calibre, exploration	(1,571)	(329)	(2,146)	(697)
Mocoa, exploration	(1,002)	(125)	(1,635)	(173)
Radius, exploration	(946)	(1,034)	(1,528)	(1,439)
Cebollati, exploration	(378)	(1,389)	(1,196)	(2,240)
Other	(606)	(43)	(630)	(969)

Cash used by investing activities	(40,450)	(26,560)	(73,862)	(46,654)

Increase (decrease) in cash and cash equivalents	(20,410)	2,059	(24,954)	8,852

Cash and cash equivalents, beginning of period	97,748	76,805	102,292	70,012

Cash and cash equivalents, end of period	$77,338	$78,864	$77,338	$78,864

Supplementary cash flow information (Note 9)

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	June 30,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$77,338	$102,292
Accounts receivable and prepaids	7,660	6,372
Value-added and other tax receivables	17,745	14,149
Inventories (Note 3)	27,989	26,695
Unrealised fair value of derivative assets	326	-
	131,058	149,508
Mining interests (Note 4 and Note 13 - Schedules)	464,169	412,537
Investment (carried at quoted market value) (Note 5)	3,104	-
Other assets	1,183	996
	$599,514	$563,041

Liabilities
Current
Accounts payable and accrued liabilities	$16,102	$22,610
Current taxes payable	2,794	6,254
Current portion of mine restoration provisions	1,376	1,376
Related party loans	72	81
	20,344	30,321
Mine restoration provisions	24,106	26,731
Deferred income taxes	31,780	26,638
Employee benefits accrual	4,487	4,017
	80,717	87,707
Equity
Shareholders’ equity
Share capital (Note 6)
Issued: 387,747,463 common shares (Dec 31, 2011 – 382,494,656)	449,655	435,048

Contributed surplus	28,580	22,712
Accumulated other comprehensive income	(3,447)	-
Retained earnings	40,114	13,631
	514,902	471,391
Non-controlling interests	3,895	3,943
	518,797	475,334
	$599,514	$563,041

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars) (Unaudited)

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to June 30, 2012:
Net income for the period	-	-	26,483	-	-	26,483
Cumulative translation adjustment	-	-	-	(1,483)	(48)	(1,531)
Unrealized loss on investment	-	-	-	(1,964)	-	(1,964)
Shares issued for cash:
Exercise of stock options	3,746	-	-	-	-	3,746
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	10,803	-	-	-	10,803
Share based payments – capitalized to mining interests	-	2,459	-	-	-	2,459
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	4,492	(4,492)	-	-	-	-

Balance at June 30, 2012	$449,655	$28,580	$40,114	$(3,447)	$3,895	$518,797

		2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$-	$290,131

January 1, 2011 to June 30, 2011:
Net income for the period	-	-	26,427	-	-	26,427
Shares issued for cash:
Exercise of stock options	2,971	-	-	-	-	2,971
Exercise of warrants	2,014	-	-	-	-	2,014
Share based payments - expensed	-	1,232	-	-	-	1,232
Share based payments – capitalized to mining interests	-	153	-	-	-	153
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	2,083	(2,083)	-	-	-	-

Balance at June 30, 2011	$319,897	$19,273	$(16,242)	$-	$-	$322,928

July 1, 2011 to December 31, 2011:
Net income for the period	-	-	29,873	-	-	29,873
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	2,937	-	-	-	-	2,937
Exercise of warrants	-	-	-	-	-	-
Incentive Plan	21	-	-	-	-	21
Shares issued for finder’s fee	150	-	-	-	-	150
Share based payments - expensed	-	4,958	-	-	-	4,958
Share based payments – capitalized to mining interests	-	328	-	-	-	328
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Tax on expired warrants	-	(2,182)	-	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	4,608	(4,608)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334